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                             November 27, 2023

       Jacky Wu
       Chief Financial Officer
       DigitalBridge Group, Inc.
       750 Park of Commerce Drive
       Suite 210
       Boca Raton, FL 33487

                                                        Re: DigitalBridge
Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 27,
2023
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2023
                                                            Filed August 4,
2023
                                                            File No. 001-37980

       Dear Jacky Wu:

              We have reviewed your September 12, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 30, 2023 letter.

       Form 10-Q for the Quarterly Period Ended June 30, 2023

       Item 1. Financial Statements., page 4

   1. We have considered your response to prior comment 3. We believe that financial information for your
reportable segments should be disclosed in the notes to your consolidated financial
statements along with other disclosures required by ASC 280
                                                        instead of being
presented as supplemental schedules, such as those included in your
                                                        Forms 10-Q for the
quarterly periods within 2023. Please revise future filings accordingly.
 Jacky Wu
DigitalBridge Group, Inc.
November 27, 2023
Page 2

       Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJacky Wu                               Sincerely,
Comapany NameDigitalBridge Group, Inc.
                                                         Division of
Corporation Finance
November 27, 2023 Page 2                                 Office of Real Estate
& Construction
FirstName LastName